FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 23, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 23, 2003                                      By:VICTORIA LLEWELLYN
                                                             ------------------
                                                             Victoria  Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                                Directors' Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 April 2003        The Administrators of the SmithKline Beecham Employee
                     Benefit Trust ("the Trust") notified the Company on the 22 April 2003 that 2,094 Ordinary shares had been purchased for participants in the SmithKline Beecham Bonus
                     Investment Plan at a price of(pound)12.08 per share on 17
                     April 2003.

                     The Trust also notified the Company on 22 April 2003 that 3,284 Ordinary shares had been purchased for participants in the GlaxoSmithKline Annual Investment Plan on 17 April at a price of (pound)12.08 per share.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

22 April 2003

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 17 April 2003 under a Single Company ISA at a price of (pound)11.87 per Ordinary Share:

Mr J D Coombe                                                          5

Mrs G A Coombe                                                         5
  (wife of Mr J D Coombe)

Sir Peter Job                                                          8


The Company and Directors were advised of this information on 23 April 2003.




S M Bicknell
Company Secretary

23 April 2003